SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE  SECURITIES EXCHANGE ACT OF 1934

ADDvantage Technologies Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

006743306
(CUSIP Number)

May 12, 2006
(Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

Page 1 of 8 Pages

CUSIP No. 006743306		SCHEDULE 13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Millennium Group LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 36-4263954
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 398,475
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 398,475
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3.93%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.93%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 006743306		SCHEDULE 13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Highland Park Partners S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-4630745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY	5	SOLE VOTING POWER 133,275
OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON WITH	7	SOLE DISPOSITIVE POWER 133,275
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1.31%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.31%
12	TYPE OF REPORTING PERSON* PN

Schedule 13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

ADDvantage Technologies Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1221 E. Houston
Broken Arrow, Oklahoma

Item 2(a).	Name of Persons Filing:

(i) Millennium Group LLC
(ii) Highland Park Partners

(collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at 799 Central Ave.,
Suite 350, Highland Park, IL 60035.

Item 2(c).	Citizenship:

(i) Millennium Group LLC - Illinois
(ii) Highland Park Partners - Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

006743306

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

Schedule 13G	Page 5 of 8 Pages

(e)☐	Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f)☐	Employee benefit plan or endowment fund in accordance with ss. 13d-1(b)(1)(ii)(F)

(g)☐	Parent Holding Company or control person in accordance with ss. 240.13d-1(b)(ii)(G),

(h)☐	Saving Association as defined in ss. 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)☐	Church plan that is excluded from the definition of an investment company under ss. 3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)☐	Group, in accordance with ss. 240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i)	Millennium Group LLC

(a) Amount beneficially owned: 398,475

(b) Percent of Class: 3.93% /(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 398,475

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 398,475

(iv) Shared power to dispose or to direct the disposition of: 0

/(1)	Percentages are based on 10,142,247 of Common Stock outstanding as of May 5, 2006 (as set forth on the Issuer's Form 10-Q, filed on May 15, 2006 with the Securities and Exchange Commission).
(ii)	Highland Park Partners

(a) Amount beneficially owned: 133,275

(b) Percent of Class: 1.31% /(2)

(c) Number of shares as to which such person has:

Schedule 13G	Page 6 of 8 Pages

(i) Sole power to vote or to direct the vote: 133,275

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 133,275

(iv) Shared power to dispose or to direct the disposition of: 0

/(2)	Percentages are based on 10,142,247 of Common Stock outstanding as of May 5, 2006 (as set forth on the Issuer's Form 10-Q, filed on May 15, 2006 with the Securities and Exchange Commission).
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information in this statement is true, complete and correct.

Date as of May 22, 2006

Millennium Group LLC

By: /s/ James Higgins
James Higgins, Chief Administrative Officer

Date as of May 22, 2006

Highland Park Partners

By: /s/ James Higgins
James Higgins, Chief Administrative Officer

Page 7 of 8 Pages

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date as of May 22, 2006

Millennium Group LLC

By: /s/ James Higgins
James Higgins, Chief Administrative Officer

Date as of May 22, 2006

Highland Park Partners

By: /s/ James Higgins
James Higgins, Chief Administrative Officer

Page 8 of 8 Pages